

October 19, 2010

Mr. Derrek L. Gafford
Chief Financial Officer
TrueBlue, Inc.
1015 A Street
Tacoma, WA 98402

      Re: **TrueBlue, Inc.**
               Form 10-K for Fiscal Year Ended December 25, 2009
               Filed February 16, 2010

               Form 10-Q for Fiscal Quarter Ended June 25, 2010
               File No. 1-14543

Dear Mr. Gafford:

We have reviewed your response letter dated October 14, 2010 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2009

Financial Statements, page 33

1. We note your statement that the combined US, Canada and UK branch closings meeting the discontinued operations criteria were not material individually or cumulatively for any reporting year presented in your Form 10-K for the fiscal year ended December 25, 2009. Addressing the quantitative and qualitative factors discussed in SAB 99, please provide us with an analysis of your determination that these operations were not material to any period presented.

2. We note your revised policy with respect to long-lived asset impairment and your statement that definite-lived intangible assets are grouped at either the Brand or Corporate level. It is unclear to us why you do not intend to allocate your definite-lived intangible assets, such as customer relationships, to the individual branch level. Please revise your policy or advise us.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director